

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE

June 3, 2010

<u>Via U.S. Mail and Facsimile</u>

Mr. Thomas H. Stoner, Jr.
Chief Executive Officer
Evergreen Energy Inc.
1225 17th Street, Suite 1300
Denver, CO 80202

> **Re: Evergreen Energy Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 31, 2010**
> **Preliminary Proxy Statement**
> **Filed April 20, 2010**
> **File No. 1-14176**

Dear Mr. Stoner:

        We have completed our review of your filings and have no further comments at this time.

                                                Sincerely,

                                                H. Roger Schwall
                                                Assistant Director